A3

09041025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49806

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2008 (MM/DD/YY) AND ENDING December 31, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOUGALL & ASSOCIATES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street - Chicago Stock Exchange Floor

(No. and Street)

Chicago, Illinois 60605

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Freyn (312) 346-1066

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Charles J. Zamorski, CPA

(Name – *if individual, state last, first, middle name*)

166 West Washington Street, Suite 640, Chicago, Illinois 60603

(Address) (City) (State) (Zip Code)

SEC Mail Processing Section
FEB 24 2009
Washington, DC
111

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott Freyn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Dougall & Associates, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

"OFFICIAL SEAL"
Charles Zamorski
Notary Public, State of Illinois
Commission Expires 4/13/2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

x

Dougall & Associates, Inc.
Financial Statements
December 31, 2008

Charles Zamorski, CPA
Chicago, Illinois

Charles Zamorski, CPA
Chicago, Illinois

DOUGALL & ASSOCIATES, INC.

CHICAGO, ILLINOIS

FINANCIAL STATEMENTS

DECEMBER 31, 2008

*

CHARLES ZAMORSKI, CPA
166 WEST WASHINGTON, SUITE 640
CHICAGO, ILLINOIS

REPORT OF INDEPENDENT ACCOUNTANT

To the Board of Directors
Dougall & Associates, Inc

I have audited the accompanying Statement of Financial Condition of Dougall & Associates, Inc. (the Company) as of December 31, 2008, and the related Statement of Income, Changes in Stockholders' Equity, and Statement of Cash Flows for the year then ended. The financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on the financial statements based on my audit.

I conducted the audit in accordance with the auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dougall & Associates, Inc. as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Charles Zamorski, CPA
Chicago, Illinois
February 20, 2009

EXHIBIT A

DOUGALL & ASSOCIATES, INC.

Statement of Financial Condition
December 31, 2008

ASSETS

Cash in Banks		$	601,135
Receivable from brokers and dealers less allowance for doubtful accounts of $32,000			851,438
Exchange Deposits (Note 3)			560,000
CHX Holdings Stock (Note 4)			120,000
Total Assets		$	2,132,573

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:				
Accounts payable and accrued expenses			$	564,295
Securities sold not yet purchased				1,010
Total Liabilities			$	565,305
Commitments and contingent liabilities (Note 5)				
Stockholders' equity				
Common stock (Note 8)	$	1,000		
Retained earnings		1,566,268		
Total Stockholders' Equity				1,567,268
Total Liabilities and Stockholders' Equity			$	2,132,573

The accompanying notes are an integral part of this financial statement.

EXHIBIT B

DOUGALL & ASSOCIATES, INC.

Statement of Income
for the Year ended December 31, 2008

Revenues				
Brokerage income			$	1,392,643
Trading income				2,895,487
Interest income				17,418
Dividend income				100,905
Unrealized gain on shares (Note 4)				56,000
Other income				1,706,869
Total Revenues			$	6,169,322
Expenses				
Compensation and related costs	$	5,986,456		
Clearing and exchange fees		50,921		
Execution charges		30,118		
Dividend expense		18,356		
Interest expense		136,334		
Other expenses		555,610		
Total Expenses				6,777,795
Income Before Taxes			$	(608,473)
Provision for state tax				-
Net Income			$	(608,473)

The accompanying notes are an integral part of this financial statement.

EXHIBIT C

DOUGALL & ASSOCIATES, INC.

Statement of Changes in Stockholders' Equity
for the Year ended December 31, 2008

	Common Stock (Note 8)		Retained Earnings		Total
Balances - January 1, 2008	$ 1,000	$	2,437,468	$	2,438,468
Net loss for the year			(608,473)	$	(608,473)
Distributions to Stockholders			(262,727)		(262,727)
Balance, end of year	$ 1,000	$	1,566,268	$	1,567,268

The accompanying notes are an integral part of this financial statement.

DOUGALL & ASSOCIATES, INC.

Statement of Cash Flows
for the Year ended December 31, 2008

Cash Flows from Operating Activities		
Cash provided by (applied to) operating activities		
Net loss	$	(608,473)
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities		
Due from brokers and dealers		612,980
Securities owned		(92,497)
Other assets		-
Accounts payable and accrued expenses		324,818
Securities sold not yet purchased		-
Net cash provided by operating activities	$	236,828
Cash Flows from Investing Activities		
Unrealized gain on investment shares (Note 4)	$	56,000.00)
Cash Flows from Financing Activities		
Withdrawals of cash by shareholders	$	(262,728.00)
Net decrease in cash	$	(81,900)
Cash and cash equivalents at January 1, 2008		683,035
Cash and cash equivalents at December 31, 2008	$	601,135
Supplemental disclosure of cash flow information		
Cash paid during the period for interest	$	136,334
Cash paid during the period for taxes	$	12,898

The accompanying notes are an integral part of this financial statement.

DOUGALL & ASSOCIATES, INC.

Notes to Financial Statements
December 31, 2008

NOTE 1 - ORGANIZATION

The Company was incorporated December 15, 1996. The Company is a broker-dealer operating as a floor broker on the Chicago Stock Exchange; the Company also engages in proprietary trading activities. The Company is a clearing member of the National Securities Clearing Corporation. The Company does not carry customer accounts as defined in rule 15c3-3 of the Securities Act.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue recognition - Securities transactions, commissions and expenses are recorded on trade date.

Mark-to-Market - Securities owned are recorded at market value on trade date.

Cash and Cash Equivalents - For financial statement purposes, all highly liquid debt instruments with a maturity of three months or less at date of acquisition are considered to be cash equivalents.

Management's Use of Estimates - The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 3 - EXCHANGE DEPOSITS

The Company is required to maintain deposits with the clearing agencies of the Chicago Stock Exchange. At December 31, 2008 the Company had the following balances in its deposit accounts.

National Securities Clearing	$ 10,000
Corporation	550,000
Depository Trust Company	$ 560,000
Total Exchange Deposits	

NOTE 4 – FAIR VALUE MEASUREMENT

Substantially all of the Company's assets and liabilities are considered financial instruments as defined by Statement of Financial Accounting Standard No. 107. Statement of Financial Accounting Standards No. 157 has expanded disclosure regarding fair value measurement to all assets and liabilities except where, in the case of trade receivables and payables, the carrying amount approximates fair value (SFAS No. 107). Substantially all of the assets and liabilities presented on the Statement of Financial Condition herein are measured at their approximate fair value except as discussed below in this note.

CHX Holdings, Inc. Shares of Stock - The Company owns 4,000 shares of CHX Holdings, Inc. common stock with an aggregate market value of $120,000 at December 31, 2008. CHX Holdings, Inc. common stock is subject to limitations on transfer, ownership and voting.

The shares of CHX Holdings, Inc. represent ownership rights but do not confer rights to provide access to the Exchange and its trading systems (See Note 5). At irregular intervals, these shares may transfer between market participants in a transaction that is subsequently publicly reported by the Shareholder Relations Department of CHX Holdings, Inc. At the financial statement date, the bid and ask for these shares was $10/shares and $38/share respectively. The above valuation for financial statement purposes used the valuation at the last sale date of $30 per share constituting Level 1 valuation principles as described in the SFAS No. 157 valuation hierarchy.

NOTE 5 - COMMITMENTS AND CONTINGENT LIABILITIES

The Company holds one trading permit which provides access to the Chicago Stock Exchange (CHX) and its trading systems, as well as to other market places through the Intermarket Trading System and other intermarket connections. Persons holding CHX trading permits are considered "members" of the CHX for purposes of the Securities Exchange Act of 1934 and are characterized as participants subject to the regulatory jurisdiction of the Exchange.

Each trading permit is effective for one year following the issuance date and will automatically renew for an additional one-year term on each anniversary of the issuance date. A trading permit may not be sold, leased or otherwise transferred except between nominees within the same participant firm. The trading permits are subject to an annual fee of $7,000 for each permit payable in equal monthly installments.

There were no contingent liabilities at the statement date.

NOTE 6 - LINE OF CREDIT

The Company has established a $400,000 line of credit with its banks to finance market-making activities. Loans under this arrangement bear interest at the Bank's "Prime Rate," 7.25% at December 31, 2008. The Company also maintains credit arrangements with other broker-dealers who clear the Company's proprietary trading activities; these arrangements bear interest at the broker loan rate which fluctuates, currently 2%. Loans under either arrangement are collateralized by inventories of securities. There was nothing borrowed under the lines of credit at December 31, 2008.

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

Upon occasion the Company enters into short sale transactions. Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the Statement of Financial Condition.

From time to time the Company maintains bank accounts with balances in excess of federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance is limited to the amounts reflected in the Statement of Financial Condition. The Company's bank has provided a bank deposit guaranty bond in the amount of $100,000 to cover deposits in excess of the federally insured limits.

NOTE 8 - CAPITAL STOCK

Capital stock consists of

Par value per share	None
Shares authorized	5,000
Shares issued	1,000
Shares outstanding	1,000

DOUGALL & ASSOCIATES, INC.

Notes to Financial Statements (Concluded)
December 31, 2008

NOTE 9 - CAPITAL REQUIREMENTS

The Company is subject to the capital requirement rules of the Chicago Stock Exchange. Company net capital was determined to be $1,403,591 under these rules; this amount exceeded the minimum requirement by $1,303,591 at December 31, 2008.

NOTE 10 - TAX STATUS

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for federal income taxes because the Company does not incur federal taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on their personal tax strategies.

The Company incurs state replacement tax, and the financial statements include a provision for the state tax effect of transactions reported in the financial statements.

Tax returns filed by the Company have not been examined by taxing authorities.